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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   May 20, 2004

* Print the name and title of the signing officer under his signature.

     Royal Standard Minerals Inc.

     (continued under the New Brunswick Corporation Act)

     (Expressed in United States dollars)

     Consolidated Financial Statements

     January 31, 2004 and 2003

April 23, 2004

Auditors' Report

To the Shareholders of

Royal Standard Minerals Inc.

We have audited the consolidated balance sheet of Royal Standard Minerals Inc. as at January 31, 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2003 and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 17, 2003.

                                                                         \s\ McCarney Greenwood LLP
                                                                         McCarney Greenwood LLP
Toronto, Canada                                               Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

                                                                 \s\ McCarney Greenwood LLP
                                                                         McCarney Greenwood LLP
Toronto, Canada                                               Chartered Accountants

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Balance Sheets                                                                                                               Page 2

                                                                                                                                     January 31
                                                                                                                              2004                     2003
Assets
Current assets
     Cash and cash equivalents                                                                     $          189,732   $          283,030
     Funds held in trust (Note 3)                                                                                 75,000                75,000
     Marketable securities (Note 4)                                                                               8,000                  8,000
     Receivables                                                                                                             559                 11,723
                                                                                                                             273,291               377,753

Exploration properties (Note 5)                                                                          1,253,444                781,039
Equipment (Note 6)                                                                                                52,656                   53,688
                                                                                                                 $       1,579,391     $       1,212,480

Liabilities
Current liabilities
     Accounts payable and accrued liabilities                                              $          106,178   $            82,300

Shareholders' Equity
Capital stock (Note 7)                                                                                      7,221,581            6,527,565
Warrants (Note 7)                                                                                               151,276                        -
Contributed surplus (Note 7 & 8)                                                                      1,477,780            1,425,413
Deficit                                                                                                             (7,377,424)          (6,822,798)
                                                                                                                         1,473,213            1,130,180
                                                                                                               $         1,579,391   $       1,212,480

___________________________________________________________________________________________

The Company and operations (Note1)|
Commitments (Note 5)

Approved by the Board         \s\ Roland Larsen                                Director       \s\ Kimberly L. Koerner                 Director

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Exploration Properties                                                                              Page 3

                                                                           Opening                                                                 Closing
                                                                            Balance            Additions         Written off            Balance

Year ended January 31, 2004
Gold Wedge Project                                    $      181,069        $       83,050             $           -               $   264,119
Manhattan Project                                               136,556                 35,475                          -                     172,031
Ruby Ridge Project                                               27,447                 10,309                     37,756                       -
Como Project                                                       52,132                 73,992                          -                    126,124
Railroad Project                                                    70,983                  51,749                          -                    122,732
Pinon Project                                                      299,456               211,587                          -                   511,043
Fondaway Project                                                      -                    43,999                           -                     43,999
Other                                                                     13,396                   -                                -                     13,396
                                                                $          781,039   $          510,161             $  37,756           $     1,253,444

Year ended January 31, 2003
Gold Wedge Project                                $           14,821       $      166,248             $           -               $     181,069
Manhattan Project                                                 87,313                49,243                          -                     136,556
Ruby Ridge Project                                                4,007                 23,440                          -                       27,447
Como Project                                                             -                     52,132                          -                       52,132
Railroad Project                                                         -                     70,983                          -                        70,983
Pinon Project                                                             -                   299,456                          -                     299,456
Other                                                                     6,937                    6,459                          -                       13,396
                                                              $          113,078   $          667,961             $           -             $      781,039

Year ended January 31, 2002
Gold Wedge Project                               $                   -           $           14,821            $          -               $     14,821
Manhattan Project                                                      -                         87,313                         -                      87,313
Minnesota-Duluth Project                                  15,500                          9,530                25,030                               -
Ruby Ridge Project                                                    -                          4,007                         -                       4,007
Simba Project                                                  33,880                                -                  33,880                              -
Other                                                                        -                          6,937                         -                       6,937
                                                               $       49,380            $          122,608          $  58,910              $    113,078

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit                                                                               Page 4

                                                                                                                            January 31
                                                                                                         2004                 2003                      2002
Revenue
Interest                                                                                    $          -             $          -             $            10,332

Expenses

General and administrative                                                             269,520               147,135                     59,830
Consulting fees                                                                              241,103               146,948                          -
Stock option compensation (Note 8)                                               40,340                          -                          -
General exploration                                                                              -                     27,752                     84,860
Amortization                                                                                    14,944                  8,763                          -
                                                                                                     565,907               330,598                  144,690

Loss before the following                                                         (565,907)             (330,598)               (134,358)

Recovery of advances to related company
     previously written off (Note 4)                                                         -                         -                         479,340
Write off of exploration properties                                                  (37,757)                   -                         (58,910)
Recovery of (write down of) marketable securities                                -                    (39,000)                   11,000
Repayment of interest (Note 4)                                                            -                    (67,117)                          -
Foreign exchange (loss) gain                                                            49,038                 19,912                    (1,424)

Net (loss) earnings before income taxes                                (554,626)            (416,803)                 295,648

Income taxes (Note 10)                                                                    -                        -                            -

Net (loss) earnings                                                        $        (554,626)        $  (416,803)         $        295,648

(Loss) earnings per common share (Note 9)

     Basic                                                                           $             (0.02)        $  (0.02)>              $             0.02

     Diluted                                                                        $             (0.02)        $  (0.02)                 $             0.01

Deficit, at beginning of year                                        $     (6,822,798)       $  (6,405,995)        $  (6,701,643)

Net (loss) earnings                                                                  (554,626)              (416,803)                 295,648

Deficit, at end of year                                                   $     (7,377,424)       $  (6,822,798)        $   (6,405,995)

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Cash Flows                                                                                                Page 5

                                                                                                                  Year ended January 31
                                                                                                      2004                     2003                    2002

Increase (decrease) in cash and cash equivalents

Operating activities
Net (loss) earnings                                                         $        (554,626)          $  (416,803)        $      295,648
Operating items not involving cash
     Amortization                                                                          14,944                      8,763                            -
     Stock option compensation                                                    40,340                          -                               -
     Write off of exploration properties                                         (37,757)                        -                      58,910
     Write down of (recovery of)
     marketable securities                                                                    -                      39,000                  (11,000)
Decrease (increase) in receivables                                               11,164                     6,320                   (3,809)
Increase (decrease) in payables and accruals                               23,878                    36,395                   13,004
                                                                                               (502,057)               (326,325)                352,753

Financing activities
Issue of common shares, net of issue costs                                 857,319                 688,717                 123,052

Investing activities
Increase in funds held in trust                                                              -                  (75,000)                           -
Exploration properties                                                             (434,647)             (496,836)                (122,608)
Purchase of capital assets                                                          (13,913)               (62,451)                             -
                                                                                              (448,560)             (634,287)                (122,608)

Cash and cash equivalents
Net (decrease) increase                                                             (93,298)             (271,895)                 353,197
Beginning of year                                                                       283,030              554,925                   201,728
End of year                                                                   $          189,732        $     283,030           $     554,925
_____________________________________________________________________________________________

Supplemental cash flow information

Cash and cash equivalent consists of:
     Cash                                                                       $          189,732        $       94,540            $     403,002
     Term deposits                                                                      -                         188,490                    151,923
                                                                                    $          189,732       $      283,030            $     554,925

Interest paid                                                                  $          -                  $        31,000             $           -

Income taxes paid                                                         $          -                  $          -                     $          -

Non-cash financing and investing activity:
     Issue of common shares for exploration
          properties                                                           $          -                   $          171,125       $           -

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                       Page 6

1.       The company and operations

          Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

          The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

          These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.       Significant accounting policies

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

          A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 14.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          The more significant accounting policies are as follows:

          (a)      Cash and cash equivalents

                   Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

          (b)      Equipment

                   Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

                            Exploration equipment                          - 30%
                            Office equipment                                  - 20%

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                       Page 7

          (c)      Exploration properties

                   All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development cost of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

                   The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.

          (d)      Stock-based compensation plans

                   The CICA Handbook Section 3870 require that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003. The fair value compensation expense recorded for the year ended January 31, 2004 is $40,340.

          (e)      Income taxes

                   Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recovery of future income tax assets is not considered more likely than not.

          (f)       Earnings (loss) per common share

                   Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

          (g)      Foreign currency translation

                   The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

                   Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                       Page 8

3.       Funds held in trust

          On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

          The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

          The agreement expired without the closing of the $5,000,000 financing facility.  As at January 31, 2004, the $75,000 held in trust has not been returned to the Company.

4.       Sharpe Resources Corporation

          Marketable securities

          Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe Resources") a publicly held Canadian company, engaged in the exploration for and production of petroleum and natural gas properties in the United States. Sharpe Resources is considered to be related to the Company because of common management.

          The shares are carried at the lower of cost and quoted market values.

          Advances

          At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

          In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

          In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117 of which $31,000 has been repaid. The balance of $36,117 at January 31, 2003 was included in accounts payable and accrued liabilities.

          In fiscal 2004 the balance remains unchanged.

5.       Exploration properties

          Nevada Projects

          In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                       Page 9

          Project           Required Cash Payments to Optionor                Royalty (1)        Exercise of Option

          Gold Wedge     Commencing in fiscal 2002, $5,000 each                 3% NSR           July 2006 - $200,000

          Nye County      in first two years; $10,000 in third year,
                                $15,000 in fourth year and
                                $20,000 each in fifth and sixth years.

          Manhattan       Commencing in fiscal 2002, $1,000 per                   5% NSR           August 2006 - $500,000

          Nye County      month from August 2001 to August 2002:
                                $2,000 per month from
                                September 2002 to July 2006.

          Fondaway        Commencing in fiscal 2003, $25,000 in                   3% NSR           July 2013 - $600,000
          Canyon            year one, $30,000 in years two and three
          Churchill          and $35,000 each of the next seven years.
          County

          Como              Commencing in fiscal 2003, $25,000 in                   4% NSR           May 2008 - $1,000,000
          Lyon                years one and two covering years three
          County            and four, $20,000 in year five $25,000
                                   in year six.

          Railroad           Commencing in fiscal 2003, $15,000 in                   5% NSR           August 2008 - $2,000,000
          Elko County     the first year and increases by $5,000
                                each of the next six years.

          (1) NSR - Net Smelter Royalty

          Pinon Project - Cord Lease

          In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

          Pinon Project - Tomera Lease

          In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

          In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

6.       Equipment

                                                                                                                          2004                   2003
          Cost
          Exploration equipment                                                                     $            62,065   $            50,346
          Office equipment                                                                                           16,936                 12,105
                                                                                                                               79,001                 62,451

          Accumulated amortization
          Exploration equipment                                                                                     22,321                  7,552
          Office equipment                                                                                               4,024                  1,211
                                                                                                                               26,345                  8,763

          Net carrying value
          Exploration equipment                                                                                    39,744                42,794
          Office equipment                                                                                            12,912                 10,894
                                                                                                                  $            52,656   $            53,688

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 10

7.       Capital stock
          Authorized:

          The authorized capital of the Company consists of an unlimited number of common shares without par value.

          Common shares issued
                                                                                                                        Shares              Amount

          Outstanding at January 31, 2001                                                                23,116,459   $       6,970,084
          Shares issued for cash on exercise of warrants                                                951,494               123,052
          Cancellation of shares held in escrow                                                         (4,836,615)          (1,425,413)

         Outstanding at January 31, 2002                                                                19,231,338            5,667,723
          Shares issued for cash, less issue costs of $55,258                                      7,000,000               600,427
          Shares issued for cash on exercise of stock options                                         910,000                88,290
          Shares issued for interest in Pinon Project                                                    1,000,000               171,125

          Outstanding at January 31, 2003                                                                28,141,338            6,527,565
          Shares issued for cash, less issue costs of $266,372                                    6,000,000               845,292
          Warrants valuation                                                                                            -                       (151,276)

          Outstanding at January 31, 2004                                                                34,141,338   $       7,221,581

          In November 2001, 4,836,615 escrowed common shares of the Company owned by Sharpe Resources were cancelled under the terms of a 1996 escrow agreement. Upon the cancellation $1,425,413 was transferred from common stock to contributed surplus

          During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker.

          The Company applies the fair value method of accounting for warrants and accordingly, $151,276 was recorded as warrants and charged against capital stock during the period. For purposes of the 3,600,000 warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

          The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

          Expiry                          Share Purchase Price ($)           Number                             Value ($)
July 24, 2005                  0.30                                      3,000,000                         126,063
July 24, 2005                  0.30                                         600,000                           25,213 (Broker Warrants)
                                                                                      3,600,000                         151,276

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 11

8.       Common share options

          Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to  the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

          The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

          The following table reflects the continuity of stock options:

                                                                                Number of                                       Weighted Average
                                                                  Common Shares                                      Exercise Price

                                                                   2004            2003           2002              2004           2003         2002

         Outstanding at beginning of year   3,090,000      2,385,000   2,385,000     $  0.26           $      0.18    $   0.17
Granted during year                        320,000      1,615,000   1,410,000     $  0.265         $      0.32    $   0.17
Exercised during year                          -              (910,000)                -      $       -            $       0.16    $        -
Cancelled or expired during year         -                  -            (1,410,000)   $        -            $          -      $  0.15
Outstanding at end of year           3,410,000     3,090,000      2,385,000    $  0.26             $      0.26    $  0.18

          Exercise prices are in Canadian dollars.

The following table reflects the stock options outstanding as at January 31, 2004

                                               Expiry Date           Exercise Price ($)              Options Outstanding
                                            May 04, 2005                 0.23                                      595,000
                                            May 25, 2006                 0.17                                      880,000
                                            April 25, 2007                 0.26                                      960,000
                                            May 13, 2007                 0.40                                      655,000
                                            December 12, 2008        0.265                                    320,000
                                                                                                                              3,410,000

The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $55,680 CDN ($40,340 USD) was recorded as a compensation adjustment for stock options granted and contributed surplus relating to 320,000 options granted during the year. For purposes of the options  granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 60 months.

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 12

8.       Common share options (Continued)

The following table reflects the continuity of contributed surplus relating to stock options:

                                                                              Number of Options                       Amount
Balance, January 31, 2002                                           1,475,000                          $          -
Options granted                                                           1,615,000                                      -
Options exercised                                                                 -                                              -

Balance, January 31, 2003                                           3,090,000                                      -
Options granted                                                             320,000                                 40,340
Options exercised                                                                 -                                             -

Balance, January 31, 2004                                          3,410,000                              $ 40,340

9.       Per share amounts

          The weighted average number of common shares outstanding in 2004, 2003 and 2002 used in computing basic earnings (loss) per share were 31,330,379, 25,537,033 and 19,140,099 respectively.

          Due to the losses in 2004 and 2003, diluted loss per share is equivalent to the basic loss per share as the inclusion of share purchase options outstanding at January 31, 2004 and 2003 would be anti-dilutive. In 2002, the number of shares used in the calculation of diluted earnings per share was 19,140,199, which excluded the potential exercise of common share purchase options and warrant because of their anti-dilutive effect due to the exercise prices exceeding the average market price for the period.

10.        Income taxes

          The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

                                                                                                   2004                      2003                    2002
Net (loss) earnings before income taxes reflected
              in consolidated statements of operation       $        (554,626)      $ (416,803)          $     295,648
Expected income tax (recovery) expense                            (203,104)         (163,000)                 124,000

          Recovery of write downs of advances to
              related company                                                               -                   -                     (201,000)
Deductible share issue costs                                                            -            (19,000)                    (46,000)
Stock option compensation expense                                       40,340                    -                                 -
Valuation allowance                                                             162,764             182,000                  123,000

          Income tax (recovery) expense                                $          -                  $          -               $                -

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 13

10.        Income taxes (Continued)

          The following table reflects future tax assets at January 31, 2004 and 2003.

                                                                                                                                2004                    2003
          Unclaimed non-capital losses                                                         $       952,860       $     1,029,000
          Unclaimed capital losses                                                                           14,135                          -
          Excess of undepreciated capital cost allowance over carrying
              value of capital assets                                                                             8,425                          -
          Excess of unclaimed resource pools over carrying
              value of exploration properties                                                         2,056,199            1,480,000
          Unclaimed share issue costs                                                                    313,622                 29,000
                                                                                                                     3,345,241            2,538,000
          Valuation allowance                                                                             3,345,241            2,538,000

          Future income tax assets recognized                                                      $                    -        $                  -

          At January 31, 2004, the Company had unclaimed Canadian and foreign resource pools of $1,156,000, unclaimed share issue costs of $418,000 and unclaimed non-capital losses carried forward of $2,637,000 non-capital losses will expire as follows:

                    2004                                                                                                      $          222,225
          2005                                                                                                                 336,750
          2006                                                                                                                 343,725
          2007                                                                                                                 189,300
          2008                                                                                                                 185,850
          2009                                                                                                                 252,150
          2010                                                                                                                 487,500
          2011                                                                                                                 619,500
                                                                                                                      $       2,637,000

          At January 31, 2004, the Company's United States subsidiaries had unclaimed resource pools of $2,340,000 and unclaimed non-capital losses carried forward of $1,531,000. None of these losses expire in the next two years.

11.        Financial instruments

          At January 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals.  The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

          It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

12.        Related party transactions

          Transactions with a related party were as follows:

                                                                                                   2004                      2003                    2002
          Office space rent paid to a company related to
              an officer of the company                              $              5,732     $     29,670           $         -

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 14

13.        Subsequent events

          Subsequent to year end, the company had the following changes to capital stock, and warrants:

                                                                                                                                            Number of
                                                                                                                                      Shares                  US $
          (a) Common shares
              Balance, January 31, 2004                                                                         34,141,338             7,221,581
              Private placement, net of issue costs (i)                                                        1,075,000                201,885
              Warrant valuation (i)                                                                                       -                           (36,339)
              Private placement (ii)                                                                                   6,320,000             1,643,295
              Warrant valuation (ii)                                                                                      -                         (187,805)
              Balance, April 23, 2004                                                                             41,536,338              8,842,617

               (i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN     $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant.  Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 for a period of 12 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 12 months.

          (ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN.  Each unit consists of one common share and one-half common share purchase warrant.  Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 for a period of 24 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions:  dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

                                                                                                                                   Number of
                                                                                                                           Warrants                 US $
          (b) Warrants
              Balance, January 31, 2004                                                                          3,600,000                151,276
              Private placement (i)                                                                                      537,500                  36,339
              Private placement (ii)                                                                                   3,160,000                 187,805
              Balance, April 23, 2004                                                                               7,297,500                 375,420

          (i)  See Note 13(a)(i) for assumptions used in the Black-Scholes valuation model.

          (ii) See Note 13(a)(ii) for assumptions used in the Black-Scholes valuation model.

          c)  Special shares

            On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 15

14.        Differences between Canadian GAAP and US GAAP

         The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

          Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003.  The effect of this accounting change was that $40,340 was recorded as an additional compensation expense for fiscal 2004.  Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002.  For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 (see below) effective as of February  1, 2003, which provisions allow the Company to record compensation expense for stock option granted in fiscal 2004 based on the estimated fair value of such option, using the prospective method.  As of February 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP.  As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes in fiscal 2004.

            Prior to February 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in fiscal 2003 or 2002.  For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $237,000 in fiscal 2003.

          The Company is in the process of exploring its exploration costs and has not yet determined whether these properties contain ore reserves.  Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

          Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.  Had the Company's consolidated balance sheets as at January 31, 2004 and 2003 been prepared using US GAAP, such balance sheets would be presented as follows:

                                                                                                                                               2004                       2003
          Assets
          Current
              Cash and cash equivalents                                                                 $          189,732    $           283,030
              Funds held in trust                                                                                          75,000                   75,000
              Marketable securities                                                                                        8,000                    8,000
              Receivables                                                                                                         559                   11,723
                                                                                                                                  273,291                377,753
          Equipment                                                                                                          52,656                  53,688
                                                                                                                      $          325,947     $          431,441

          Liabilities
          Current
              Payables and accruals                                                                       $          106,178     $            82,300

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 16

          Shareholders' Equity
          Capital stock                                                                                                   6,640,556             5,946,540
          Warrants                                                                                                           151,276                -
          Additional paid-in capital                                                                                   1,331,653             1,279,287
               Cumulative foreign currency translation adjustments                                        (84,413)              (133,451)
               Cumulative adjustments to marketable securities                                          (407,105)              (407,105)
                Deficit accumulated during the development stage                                      (7,412,198)            (6,336,130)
                                                                                                                                  219,769                 349,141
                                                                                                                      $          325,947     $          431,441

          Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company.  In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

          The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

          Statements of Operations and Comprehensive Income (Loss):

                                                                       Cumulative
                                                                             from
                                                                         Inception                2004                  2003                  2002
 Revenue
 Interest                                               $            18,614     $          -             $          -                  $       10,332

          Expenses
General and administrative                            1,593,809             269,520            147,135                      59,830
Consulting fees                                                388,051             241,103            146,948                             -
Stock option compensation                               40,340               40,340                      -                               -
General exploration                                      5,276,681             510,161             695,713                   207,468
Depreciation                                                     23,707               14,944                 8,763                          -
                                                                    7,322,588         1,076,068              998,559                   267,298
Loss before the following                        (7,303,974)        (1,076,068)           (998,559)                 (256,966)
Recovery of (write down of)
              advances to related company             (75,506)                -                         -                         479,340
Gain on disposal of marketable
              securities                                             47,988                -                         -                                    -
Repayment of interest                                     (67,117)                -                     (67,117)                            -

          Net (loss) earnings before
              income taxes                              (7,398,609)      (1,076,068)        (1,065,676)                  222,374
Income taxes                                                -                             -                              -                                  -
Net (loss) earnings                           $     (7,398,609)   $  (1,076,068)       $  (1,065,676)         $   222,374

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 17

          Comprehensive income items:
              Foreign currency translation
              gains (losses)                                              (84,413)             49,038                    19,912          (1,424)
              Recovery of (write down) of
              marketable securities                                (407,105)                -                         (39,000)        11,000
          Comprehensive (loss) income         $     (7,890,127)   $     (1,027,030)   $  (1,084,764)      $   231,950

          Net (loss) earnings per common share

              Basic                                                                                      $             (0.03)   $           (0.04)       $     0.01
     Diluted                                                                                   $             (0.03)   $  (0.04)               $     0.01

          Comprehensive (loss) earnings per common share

              Basic                                                                                     $             (0.03)   $  (0.04)               $     0.01
     Diluted                                                                                  $             (0.03)  $  (0.04)               $     0.01

     Statements of Changes in Shareholders' Equity:

     The changes in common stock since the Company's inception as required by US GAAP are as follows:

                                                                                                                                 Common Stock
                                                                                                                                Price                  Amount
                                                                                                                                 per                     Under
                                                                                                  Shares                  Share                US GAAP
          Issued to former shareholders of SRI                           8,154,614                $ 0.16             $   1,318,566
          Held by other shareholders                                             488,041                   0.96                    467,467
          Outstanding at June 26, 1996                                      8,642,655                        -                   1,786,033
          Issued for exploration properties                                 1,400,000                    0.48                     667,204
          Issued for services                                                         200,000                    0.63                     126,465
          Issued on cash on exercise of warrant                            580,577                   0.62                     361,823
          Issued for cash                                                              500,000                   0.66                      329,936
          Outstanding at January 31, 1997                               11,323,232                      -                    3,271,461
          Issued for exploration properties                                    200,000                   0.67                     134,250
          Flow-through shares issued for cash                               300,000                   0.72                     216,763
          Issued for cash, less issue costs of $481,480               7,228,066                   0.29                  2,129,061
          Issued for services                                                           70,000                   0.83                       58,125
          Outstanding at January 31, 1998                               19,121,298                      -                     5,809,660
          Share issue costs                                                               -                               -                          (5,919)
          Outstanding at January 31, 1999                               19,121,298                      -                    5,803,741
          Issued for cash, less issue costs of $4,092                      951,494                   0.06                       61,578
          Outstanding at January 31, 2000                               20,072,792                      -                     5,865,319
           Issued for cash, less issue costs of $54,246                3,043,667                   0.12                     377,614
          Outstanding at January 31, 2001                               23,116,459                      -                     6,242,933
          Issued for cash on exercise of warrants                          951,494                    0.13                     123,052
          Cancellation of shares held in escrow                         (4,836,615)                  0.26                 (1,279,287)
          Outstanding at January 31, 2002                               19,231,338                      -                     5,086,698
          Issued for cash, less issue cost of $55,258                  7,000,000                    0.09                     600,427
          Issued for cash, on exercise of stock options                  910,000                    0.10                        88,290
          Issued in exchange for exploration properties              1,000,000                    0.17                     171,125
          Outstanding at January 31, 2003                              28,141,338                        -                   5,946,540
          Issued for cash, less issue cost of $266,372               6,000,000                     0.12                    845,292
         Warrants valuation                                                            -                                  -                     (151,276)
          Outstanding at January 31, 2004                              34,141,338                $        -               $ 6,640,556

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 18

          Other changes in shareholders' equity are presented as follows:

                                                                                                Cumulative                                  Deficit
                                                                                                   foreign          Cumulative     accumulated
                                                                        Additional          currency        adjustments       during the
                                                                           paid in          translation      to marketable  development
                                                Warrants             capital          adjustments        securities           stage

     Balance, February 1, 2001  $      -               $ 1,279,286       $ (151,939)        $ (379,105)        $ (5,492,828)

     Comprehensive (loss) income         -                       -                       (1,424)             11,000              222,374

     Balance, January 31, 2002          -                  1,279,286          (153,363)           (368,105)          (5,270,454)

     Comprehensive (loss) income          -                       -                       19,912              (39,000)            (1,065,676)

     Balance, January 31, 2003          -                  1,279,286          (133,451)           (407,105)          (6,336,130)

     Issue of warrants, fair value         151,276                -                       -                       -                        -

     Stock options                                  -                      52,367                -                       -                        -

     Comprehensive (loss) income           -                       -                       49,038              -                       (1,076,068)

     Balance, January 31, 2004  $   151,276        $ 1,331,653        $   (84,413)        $ (407,105)        $ (7,412,198)

     Statement of Cash Flows:
                                                                        Cumulative
                                                                             from
                                                                         Inception                2004                  2003                  2002

                    Operating activities
          Net (loss) earnings                          $     (7,398,609)    $     (1,076,068)    $  (1,065,676)   $          222,374
          Depreciation                                                 23,707                  14,944                 8,763                           -
          Stock option compensation                           40,340                  40,340                        -                             -
          Foreign currency translation
              adjustments                                            (84,413)                  49,038               19,912                   (1,424)
          Expenses settled by the issue
              of common shares                                  184,610                           -                         -                             -
          Exploration expenditures settled
              by the issue of common shares            2,277,918                           -                171,125                          -
          Gain on disposal of marketable
              securities                                               (47,988)                           -                         -                             -
          Write down of advances to related
              company                                              554,846                           -                          -                             -
                                                                     (4,449,589)              (971,746)            (865,876)                 220,950

          Decrease (increase) in receivables                   (559)                 11,164                   6,320                    (3,809)
          Increase in advances to related
              company                                             (554,846)                          -                         -                             -
          Increase (decrease) in payables
              and accruals                                          106,178                   23,878                 36,395                   13,004
                                                                      (4,898,816)                (936,704)           (823,161)                 230,145

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                      Page 19

          Financing activities

          Increase in funds held in trust                                    (75,000)                           -                   (75,000)                      -
Issue of common shares, net of
                 issue cost                                             5,607,024                 857,319               688,717             123,052
                                                                             5,532,024                 857,319               613,717             123,052

          Investing activities

          Purchase of equipment                                             (76,364)                (13,913)               (62,451)                      -
Purchase of marketable securities                        (1,057,976)                           -                           -                         -
Proceeds on disposal of marketable
              securities                                                    690,864                           -                           -                         -
                                                                             (443,476)                (13,913)               (62,451)                      -

          Cash and cash equivalents

          Net increase (decrease)                                           189,732                (93,298)             (271,895)               353,197
Beginning of period                                                   -                           283,030               554,925              201,728

           End of period                                             $          189,732     $          189,732      $  283,030           $      554,925

          Recent US GAAP accounting pronouncements--

          In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FASB 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for such activities initiated after December 31, 2002.  FASB 146 requires the recognition of a liability for exit or disposal activities when such a liability is incurred.  This standard is substantially equivalent to CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)."  This new guidance has been adopted for US GAAP proposed in fiscal 2004, and did not have a material impact on the financial position, results or operations or cash flows of the Company as reported US GAAP purposes.

          In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No.45 required that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, or the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  The Company does not currently provide significant guarantees on a routine basis.  The Company adopted this interpretation for US GAAP purposes and it did not have a material impact on the results. The Company has adopted this statement in fiscal 2004.

          In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.  In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in fiscal 2004.

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Notes to Consolidated Financial Statements
Years ended January 31, 2004, 2003 and 2002                                                                                       Page 20

     FASB 148 requires the following disclosures for US GAAP purposes:

                                                                                                                Years ended January 31
                                                                                                       2004                   2003                  2002

     AS REPORTED:
          Net loss                                                             $     (1,076,068)   $  (1,065,676)     $     223,374
     (Loss) per common share,
          as reported-
               Basic                                                            $              (0.03)    $           (0.04)     $           0.01
              Diluted                                                          $              (0.03)    $            (0.04)     $         0.01
          Stock-option compensation
              cost included in net loss                                   $             40,340  $                  -        $              -

          PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

          Net loss                                                                      $     (1,076,068)  $  (1,302,676)     $     223,374

     (Loss) per common share,
          as reported-
              Basic                                                             $              (0.03)   $          (0.05)      $     0.01
              Diluted                                                          $              (0.03)    $          (0.05)      $     0.01
          Additional stock-option compensation
          included in net loss on a pro forma basis             $           -             $           237,000  $          -

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

          In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FASB 149).  FASB 149 is intended to result in more consistent reporting of contracts as either free standing derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

          In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, and is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that this pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.